COMMENTS RECEIVED ON 11/05/2020

FROM EDWARD BARTZ

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Local Currency Central Fund

AMENDMENT NO. 60

1.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we add the fund’s credit quality policy for emerging market debt securities. If the policy includes below investment-grade debt securities, the Staff requests we include the term “junk bonds.”

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality. Accordingly, we have not modified disclosure.

2.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s maturity policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

3.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser will actively manage the fund’s currency exposures. The fund will normally be heavily exposed to foreign currencies, but from time to time will, but is not required to, hedge the fund's foreign currency exposures utilizing forward foreign currency exchange contracts.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80%

policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

4.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

Since China typically represents 30% or more of the MSCI Emerging Markets Index, the Staff requests we explain whether the fund will have significant exposure to China. If so, the Staff requests we add a specific China risk or explain why such a risk is not appropriate.

R:

We do not expect that the fund will have significant exposure to China. Accordingly, we have not modified disclosure. The fund will continue to review its disclosures in light of its actual and expected portfolio holdings and will add China or other country-specific risk disclosure if holdings warrant.

5.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

Since the fund is an emerging market fund, the Staff requests we add a separate risk for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of this risk to “Foreign and Emerging Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

6.

“Investment Details” (Part A of the Registration Statement)

“Country or Geographic Region”

C:

The Staff requests we explain whether any one factor is determinative and disclose further information regarding this determination of “economically tied.”

R:

No single factor is determinative and all of the factors listed may potentially factor into the Adviser’s determination about whether an investment is economically tied to an emerging market. Accordingly, we have declined to modify disclosure.